Vanguard Fixed Income Securities Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	13,797,659,368	374,742,595	97.4%
Emerson U. Fullwood	13,808,942,286	363,459,677	97.4%
Amy Gutmann	13,799,031,978	373,369,985	97.4%
JoAnn Heffernan Heisen	13,818,500,075	353,901,888	97.5%
F. Joseph Loughrey	13,816,747,083	355,654,880	97.5%
Mark Loughridge	13,824,483,242	347,918,721	97.5%
Scott C. Malpass	13,800,329,999	372,071,964	97.4%
F. William McNabb III	13,774,270,568	398,131,395	97.2%
Deanna Mulligan	13,816,630,219	355,771,744	97.5%
André F. Perold	13,628,951,260	543,450,703	96.2%
Sarah Bloom Raskin	13,806,213,368	366,188,595	97.4%
Peter F. Volanakis	13,807,988,460	364,413,503	97.4%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Intermediate-Term Investment-Grade Fund	1,867,270,276	70,175,292	82,236,628	283,052,537	81.1%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Intermediate-Term Treasury Fund	286,317,571	12,639,826	11,540,619	54,440,763	78.5%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Long-Term Treasury Fund	145,796,839	12,002,445	10,434,089	25,700,290	75.2%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Federal Fund	272,373,176	7,741,900	5,487,483	63,981,435	77.9%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Investment-Grade Fund	3,494,737,183	106,146,973	177,156,649	753,231,959	77.1%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Treasury Fund	344,126,370	12,115,520	11,319,781	84,922,784	76.1%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard. This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
GNMA Fund	1,473,758,217	72,909,320	68,557,072	233,357,326	79.7%
	For	Abstain	Against	Broker Non-Votes	Percentage For
High-Yield Corporate Fund	2,306,358,502	121,636,265	120,670,029	483,479,459	76.1%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Intermediate-Term Investment-Grade Fund	1,877,203,098	68,089,555	74,389,543	283,052,537	81.5%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Intermediate-Term Treasury Fund	288,856,662	11,475,169	10,166,185	54,440,763	79.2%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Long-Term Investment-Grade Fund	841,387,789	35,863,825	23,816,163	80,610,758	85.7%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Long-Term Treasury Fund	148,713,118	11,341,973	8,178,282	25,700,290	76.7%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Federal Fund	273,366,771	7,441,705	4,794,082	63,981,435	78.2%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Investment-Grade Fund	3,521,910,996	104,229,442	151,900,367	753,231,959	77.7%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Treasury Fund	345,772,284	11,858,115	9,931,273	84,922,784	76.4%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Ultra-Short-Term Bond Fund	88,135,713	3,529,491	2,770,401	20,613,247	76.6%

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
GNMA Fund	352,003,560	98,040,853	1,165,180,195	233,357,326	19.0%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Intermediate-Term Treasury Fund	57,596,356	22,025,615	230,876,045	54,440,763	15.8%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Long-Term Treasury Fund	47,923,993	14,083,499	106,225,881	25,700,290	24.7%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Treasury Fund	98,869,568	17,490,663	251,201,441	84,922,784	21.9%